As filed with the Securities and Exchange Commission on September 30, 2002

                                                Registration No. 333-___________


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                         GALAXY NUTRITIONAL FOODS, INC.
                  (Name of Issuer as specified in its Charter)


          Delaware                        2022                    25-1391475
          --------                        ----                    ----------
(State or other jurisdiction       (Primary Standard            (IRS Employer
     of incorporation)                Industrial             Identification No.)
                               Classification Code Number)


                    2441 Viscount Row, Orlando, Florida 32809
                            Telephone: (407) 855-5500
       (Address, including zip code, and telephone number, including area code, of Registrant's Principal Executive Offices)


                           ANGELO S. MORINI, PRESIDENT
                         Galaxy Nutritional Foods, Inc.
                    2441 Viscount Row, Orlando, Florida 32809
                            Telephone: (407) 855-5500
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)


                                   COPIES TO:

                           KENNETH C. WRIGHT, ESQUIRE
                              Baker & Hostetler LLP
                       200 South Orange Avenue, Suite 2300
                             Orlando, Florida 32801
                            Telephone: (407) 649-4001

     Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after the registration statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ] ____________________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ] ______________________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

                         CALCULATION OF REGISTRATION FEE

================================================================================================================
        Title of Each                               Proposed Maximum      Proposed Maximum
     Class of Securities         Amount to be        Offering Price           Aggregate             Amount of
       To be Registered           Registered          Per Share(1)         Offering Price       Registration Fee
================================================================================================================
Common Stock                        886,996              $3.00              $2,660,988.00            $244.81
$.01 par value, previously
issued or issuable upon
exercise of warrants (2)
----------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) Estimated pursuant to Rule 457(c) solely for the purpose of calculating the registration fee based upon the average of the high and low prices for Galaxy's Common Stock as reported on the American Stock Exchange on September 24, 2002.
(2)  To be offered by selling stockholders.
--------------------------------------------------------------------------------

                                   PROSPECTUS

                                          Galaxy Nutritional Foods, Inc.
                                        2441 Viscount Row, Orlando, Florida
[GRAPHIC OMITTED]                                 (407) 855-5500

                                                  886,996 SHARES
                                                   COMMON STOCK

This prospectus is part of a registration statement that relates to a public offering of up to 886,996 shares of our common stock that were previously issued to our stockholders or are issuable upon the exercise of warrants held by certain of our stockholders (collectively, the "selling stockholders"). Our common stock is traded on the American Stock Exchange under the symbol GXY. The average of the high and low prices of the common shares as reported on the American Stock Exchange on September 24, 2002 was $3.00 per common share.

Shares: The selling stockholders may offer and sell these shares of common stock from time to time through public or private transactions, on or off the American Stock Exchange, at prevailing market prices, or at privately negotiated prices. There is no underwriter with respect to this offering and each selling stockholder will determine the time of sale of shares made pursuant to this prospectus.

Proceeds:      We will not  receive any of the  proceeds  from the sale of these shares. We will receive proceeds from the exercise of the warrants if such warrants are exercised.

Costs: We will pay the costs relating to the registration of the shares of common stock offered by this prospectus. The selling stockholders will be responsible for any brokerage commissions, discounts or other expenses relating to the sale of the shares.

--------------------------------------------------------------------------------
THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE PUBLICLY SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND WE ARE NOT SOLICITING AN OFFER TO BUY
THESE  SECURITIES,  IN ANY  JURISDICTION  IN  WHICH  THE  OFFER  OR  SALE IS NOT
PERMITTED.

YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 3 OF THIS PROSPECTUS BEFORE PURCHASING ANY OF THE SHARES OFFERED BY THIS PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

               THE DATE OF THIS PROSPECTUS IS SEPTEMBER 30, 2002.

                                TABLE OF CONTENTS

                                                                          PAGE

Risk Factors..........................................................     3
The Company...........................................................     12
Use of Proceeds.......................................................     13
Determination of Offering Price.......................................     13
Selling Stockholders..................................................     13
Plan of Distribution..................................................     14
Legal Matters.........................................................     15
Experts...............................................................     16
Where You Can Find More Information...................................     16
Forward-Looking Statements............................................     17

             ======================================================

YOU SHOULD RELY ONLY UPON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND IN ANY ACCOMPANYING PROSPECTUS SUPPLEMENT. WE HAVE NOT, AND THE SELLING STOCKHOLDERS HAVE NOT, AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT.

THE SHARES OF COMMON STOCK ARE NOT BEING OFFERED IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED.

YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.

                                  RISK FACTORS

     Before purchasing the shares offered by this prospectus, you should carefully consider the risks described below, in addition to the other information presented in this prospectus or incorporated by reference into this prospectus. If any of the following risks actually occur, they could seriously harm our business, financial condition, results of operations or cash flows. This could cause the trading price of our common stock to decline and you could lose all or part of your investment.

WE HAVE PREVIOUSLY BEEN IN TECHNICAL DEFAULT OF OUR CREDIT FACILITIES.

     We have a revolving credit line from FINOVA Capital Corporation, and term loans from FINOVA Mezzanine Capital Inc. and Southtrust Bank, N.A., which had outstanding balances as of September 24, 2002 of $5,269,252, $4,000,000, and $9,493,733, respectively. Substantially all of our assets are pledged as collateral to secure outstanding borrowings under such loans. We were in violation of the minimum operational cash flow to contractual debt service ratio, the funded debt to EBITDA ratio, and the capital expenditure limitation under our credit facilities for the fiscal years ended March 31, 2001, and March 31, 2002, and for the fiscal quarter ended June 30, 2002. At no time has any lender delivered to us a notice of default as a result of such violations.

     FINOVA Capital agreed to amend such covenants and to waive those violations for the fiscal year ended March 31, 2001 and the fiscal quarter ended June 30, 2001 pursuant to an Amendment and Limited Waiver Agreement dated July 13, 2001. In consideration for this waiver and amendment, we accepted an increase in the interest rate on the line of credit to prime plus 2% and paid a fee in the amount of $100,000. FINOVA Mezzanine also agreed to waive the violations of its covenants for the fiscal year ended March 31, 2001 and the fiscal quarter ended June 30, 2001, and to amend those covenants for future fiscal quarters pursuant to a letter agreement dated July 12, 2001 and amendments to the subordinated notes. In consideration of the waiver, we accepted an increase in the interest rate to from 11.5% to 13.5% per annum on the subordinated loans and paid an amendment/waiver fee in the amount of $20,000 in January 2002.

     For the fiscal quarter ended September 30, 2001, we were again in violation of the minimum operational cash flow to contractual debt service ratio, the funded debt to EBITDA ratio, and the capital expenditure limitation. As of November 14, 2001, we entered into an Amendment and Limited Waiver to Security Agreement with FINOVA Capital pursuant to which FINOVA Capital waived our duty to comply with such financial covenants for the fiscal quarter ended September 30, 2001. Additionally, we agreed to accelerate the maturity date of the line of credit from August 1, 2003 to October 15, 2002 and paid an amendment/waiver fee in the amount of $50,000. In connection with the aforementioned waivers and amendments, we also granted FINOVA Capital a security interest in all of our intellectual property and other proprietary property. FINOVA Mezzanine also agreed to waive the violations to its covenants for the fiscal quarter ended September 30, 2001 pursuant to a letter agreement dated as of November 14, 2001 and certain amendments to the subordinated notes. In consideration of the waiver, we accepted an acceleration of the maturity date of the subordinated notes from August 1, 2003 to October 15, 2002 and paid an amendment/waiver fee in the amount of $10,000 in January 2002. The acceleration of the maturity dates of the line of credit and subordinated loans to October 15, 2002 resulted in the classification of such indebtedness as "current" for the fiscal quarter ended December 31, 2001.

     For the fiscal quarter ended December 31, 2001, we were again in violation of the minimum operational cash flow to contractual debt service ratio, the funded debt to EBITDA ratio, and the capital expenditure limitation. On February 13, 2002, we entered into an Amendment and Limited Waiver to Security Agreement with FINOVA Capital pursuant to which FINOVA Capital waived our duty to comply with such financial covenants for the fiscal quarter ended December 31, 2001. This Amendment and Limited Waiver to Security Agreement required an increase in the interest rate from prime plus two percent to prime plus four percent and a payment of an amendment/waiver fee in the amount of $50,000 that was paid over six weeks. Additionally, FINOVA Mezzanine also agreed to waive the violations to its covenants for the fiscal quarter ended December 31, 2001. In consideration of the waiver, FINOVA Mezzanine required an increase in the interest rate from 13.5% to 15.5% along with an amendment/ waiver fee in the amount of $10,000 that was paid over six weeks.

     In June 2002, we notified FINOVA Capital and FINOVA Mezzanine that we had failed to comply with the minimum operational cash flow to contractual debt service ratio and the funded debt to EBITDA ratio. FINOVA Capital agreed to waive those violations for the fiscal year ended March 31, 2002 and the fiscal quarter ended June 30, 2002 and to amend those covenants for future fiscal quarters beginning July 1, 2002, pursuant to an Amendment and Limited Waiver to Security Agreement dated June 26, 2002. FINOVA Capital extended the maturity date from October 15, 2002 to July 1, 2002, removed any prepayment penalties, reduced the credit line from $13 million to $7.5 million, reduced the inventory borrowing base limit from $6 million to $3 million, and will reduce the inventory advance rate by 1% per month beginning July 1, 2002 (from a current level of 50% to 37% by the maturity date). FINOVA Mezzanine also agreed to waive the violations of its covenants for the fiscal year ended March 31, 2002 and the fiscal quarter ended June 30, 2002, and to amend those covenants for future fiscal quarters pursuant to a letter agreement dated June 26, 2002 and amendments to the subordinated notes. In connection with the waivers and amended covenants, we agreed to pay a facility fee of $413,500, which shall be deemed fully earned on June 26, 2002. $172,500 of the facility fee will be due and payable on the earliest of (i) July 1, 2003, (ii) the occurrence of an event of default under the loan, or (iii) the date on which we repay either all of the obligations to FINOVA Capital under the loan agreement or any portion of our principal obligations to FINOVA Mezzanine under the FINOVA Mezzanine loan documents. The $241,000 remainder of the facility fee will be due and payable only upon FINOVA Mezzanine's exercise of its warrants.

     The term loan and short-term bridge loan from SouthTrust Bank, N.A. contain certain financial and operating covenants. We were in violation of all financial covenants on March 31, 2002. On June 27, 2002, we received a waiver of such violations for the fiscal year ended March 31, 2002 and for all future periods through July 1, 2003.

     We do not believe that we will fail to meet the revised financial and other covenants of the line of credit and subordinated loans for the fiscal quarters to end on September 30, 2002 and thereafter. However, in the event that we are in violation of the covenants and we cannot amend the covenants or obtain waivers for these covenant failures, FINOVA Capital, FINOVA Mezzanine and SouthTrust Bank N.A. could exercise their respective rights under their loan documents to, among other things, declare a default under the loans, accelerate their indebtedness such that it would become immediately due and payable, and pursue foreclosure of our assets which are pledged as collateral for such loans. In either event, it is unlikely that we would be able to continue the operation of our business.

OUR PRIMARY LENDER HAS REDUCED THE LEVELS OF INVENTORY AND ACCOUNTS RECEIVABLE UPON WHICH WE CAN BORROW.

     Our revolving credit line from FINOVA Capital Corporation finances our working capital needs and is secured by our inventory and accounts receivable. The amounts we can borrow under our credit line fluctuates based upon our amounts of eligible inventory and accounts receivable. FINOVA Capital Corporation has significant discretion in determining what inventory and accounts receivable constitute eligible inventory and accounts receivable. This discretion may lead to a reduction in the amount that we can borrow under our revolving line of credit. The reduction in our borrowing availability under our line of credit has negatively affected, and will continue to negatively affect, our ability to meet customer orders, remain current with our creditors and, generally, to operate our business. Further reductions in the amounts that we can borrow under our revolving line of credit will significantly increase the negative effects on the operation of our business and may prevent us from being able to continue to operate our business.

WE MAY NEED ADDITIONAL FINANCING AND SUCH FINANCING MAY NOT BE AVAILABLE.

     We have incurred substantial debt in connection with the financing of our business. The aggregate amount outstanding of our borrowing under our various credit facilities is approximately $18,762,985 as of September 24, 2002. This amount includes a term loan and a revolving line of credit from FINOVA Capital Corporation in the amount of $9,269,252. The revolving line of credit allows a maximum principal amount of $7,500,000 through which we finance our day-to-day working capital needs. The line of credit is secured in part by our accounts receivable and inventory. The amounts that we can borrow under the line of credit fluctuate based on our inventory and accounts receivable levels. Generally, we borrow the maximum amount available to us under our line of credit and under other credit facilities. As of September 24, 2002, the maximum amount we could borrow under our revolving credit line totaled approximately $5,271,000. If we are unable to generate sufficient cash flow or borrow additional amounts to fund our working capital needs and to pay our debts, we will be required to seek additional financing in the near future. We do not know if we can obtain additional financing or if the terms of any required financing will be acceptable to us. If we are unable to fund our working capital needs and additional growth through our existing credit facilities, cash flow or additional financing, or if additional financing is not available under acceptable terms to us, our business, results of operations, cash flows and future growth will be negatively affected.

WE MAY ISSUE ADDITIONAL SECURITIES WITH RIGHTS SUPERIOR TO THOSE OF THE COMMON STOCK, WHICH COULD MATERIALLY LIMIT THE OWNERSHIP RIGHTS OF INVESTORS.

     We may offer additional debt or equity securities in private and/or public offerings in order to raise working capital and to refinance our debt. The board of directors has the right to determine the terms and rights of any debt securities and preferred stock without obtaining the approval of the stockholders. It is likely that any debt securities or preferred stock that we sell would have terms and rights superior to those of the common stock and may be convertible into common stock. Any sale of securities could adversely affect the interests or voting rights of the holders of common stock, result in substantial dilution to existing stockholders, or adversely affect the market price of our common stock.

     As of September 24, 2002, 72,646 shares of our Series A convertible preferred stock were issued and outstanding. The Series A stock is subject to certain designations, preferences and rights set forth in our Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock, including the right to convert such shares into shares of common stock at any time, at a current conversion rate (subject to appropriate adjustment for stock splits, stock dividends, recapitalizations and similar events) equal to the quotient of:

     o $48.18, plus all accrued dividends that are then unpaid for each share of Series A stock then held by the holder,

     divided by,

     o the lesser of (x) $4.08 or (y) 95% of the average of the two lowest closing bid prices on the American Stock Exchange of the common stock out of the fifteen trading days immediately prior to conversion; provided that, in certain circumstances, such amount may not fall below $3.10.

In no case, however, shall any holder of Series A stock be permitted to convert Series A stock in an amount that would cause such holder to beneficially own, in the aggregate, such number of shares of common stock which would exceed 9.99% of the aggregate outstanding shares of common stock.

     Each holder of Series A stock is also entitled to receive a stock dividend equal to 10% of the holder's shares of Series A stock for the first year after issuance and a stock dividend equal to 8% of the holder's shares of Series A stock for each of the subsequent three years thereafter. All accrued dividends shall become payable upon the conversion of the shares of Series A stock. As of September 24, 2002, each of the holders of the Series A stock are also entitled to an additional 5,085 shares of Series A stock due to accrued stock dividend on their initial purchase of the Series A stock. The holders of the Series A stock are entitled to a liquidation preference, prior to the payment of any amounts payable to the holders of the common stock, in an amount per share equal to the $48.18, plus all accrued dividends that are unpaid for each share of Series A stock then held by the holder. Although we may authorize and issue additional or other preferred stock which is junior in rank to the Series A stock with respect to the preferences as to distributions and payments upon our liquidation, dissolution or winding up, so long as at least 25% of the Series A stock ever issued is outstanding, we may not authorize or issue capital stock which is of equal or senior rank to the Series A stock with respect to such rights and preferences without the prior written consent of the holders of no less than 60% of the then-outstanding shares of the Series A stock. Each holder of Series A stock has the right to require us to redeem all or any part of the Series A stock at any time subsequent to the fourth anniversary of the date of issuance of the Series A stock to such holder or upon the occurrence of certain other events. If the conversion price falls below $3.10, then, upon delivery of notice thereof from a holder of Series A stock, we have the right to redeem all or any part of the Series A stock, depending upon the length of time the conversion price is less than $3.10.

     We have no present plans to issue any additional shares of Series A stock or any other preferred stock.

WE CANNOT CONTROL THE TIMING OR VOLUME OF SALES OF A SUBSTANTIAL NUMBER OF SHARES OF OUR COMMON STOCK.

     As of September 24, 2002, approximately 5,927,000 shares of the 12,150,915 shares of our issued and outstanding common stock were freely tradable (unless acquired by one of our "affiliates") under the Securities Act of 1933. All of the shares which are not freely tradable are "restricted securities" within the meaning of Rule 144 promulgated by the Securities and Exchange Commission under the Securities Act, and may be sold in open market transactions after the holding period under Rule 144 with respect to such transaction has been met. As to shares subject to outstanding options and warrants, the one-year holding period generally will not begin until the shares underlying such options or warrants actually have been acquired. After the one-year holding period has been met, each holder generally may sell, every three months in brokerage transactions, an amount equal to the greater of one percent of our outstanding common stock or the amount of the average weekly trading volume during the four weeks preceding the sale. After two years, unless any such holder is one of our "affiliates," such sales can be made without restriction.

     As of September 24, 2002, 72,646 shares of our Series A convertible preferred stock were issued and outstanding. The Series A stock is subject to certain designations, preferences and rights set forth in our Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock, including the right to convert such shares into shares of common stock at any time. We registered 1,557,895 shares of our common stock to cover the number of shares required to be issued upon conversion of the Series A stock assuming the conversion price were to fall 50% below the conversion price on April 6, 2001. All such shares of common stock are freely tradable. In the event that the Series

A stock is convertible into a greater number of shares of common stock, we will register additional shares of common stock on behalf of those holders of Series A stock. We have agreed with the holders of the Series A stock to maintain the effectiveness of the registration of the common stock into which the Series A stock is convertible until the earlier of (a) the date that all of such common stock may be sold pursuant to Rule 144(k) under the Securities Act, or (b) the date on which (i) all of such common stock have been sold and (ii) none of the Series A stock is outstanding, or (c) April 6, 2003.

     Because the sales pursuant to this prospectus will not, and the resale of any additional shares which may be attempted under Rule 144 may not, be effected through an underwriter pursuant to a firm commitment agreement, there will be a substantial number of additional shares which may be available for sale on the market at one time without any control over the timing or volume of sales thereof by us or any third party. We cannot foresee the impact of such potential sales on the market, but it is possible that if a significant percentage of such available shares are attempted to be sold within a short period of time, the effect on the market may be negative. It is also unclear as to whether or not the market for our common stock could absorb a large number of attempted sales in a short period of time, regardless of the price at which the same might be offered. It is noted that even if a substantial number of sales are not effected within a short period of time, the mere existence of this "market overhang" could have a negative effect on the market for our common stock and our ability to raise additional capital or refinance our indebtedness.

THE CHIEF EXECUTIVE OFFICER OWNS A LARGE PERCENTAGE OF THE OUTSTANDING SHARES, WHICH COULD MATERIALLY LIMIT THE OWNERSHIP RIGHTS OF INVESTORS.

     As of September 24, 2002, Angelo S. Morini, our founder, President and Chief Executive Officer, owned approximately 28% of our common stock and held options which, if exercised and assuming the exercise of no other outstanding options or warrants, would give him approximately 45% of our issued and outstanding common stock. Investors who purchase common stock in this offering may be unable to elect any members of the board of directors or exercise significant control over us or our business as a result of Mr. Morini's ownership.

INVESTORS WILL INCUR IMMEDIATE DILUTION AND MAY EXPERIENCE FURTHER DILUTION.

     The offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of the outstanding common stock immediately after the offering. If you purchase common stock in this offering, you will incur immediate and substantial dilution in the pro forma net tangible book value per share of the common stock from the price you pay for common stock. Additionally, we have a substantial number of outstanding options and warrants to acquire shares of common stock. A total of 4,948,292 shares have been reserved for issuance upon exercise of options and warrants that we have granted or may grant in the future. A total of 28,572 of these options and warrants are "in the money" and are currently exercisable as of September 24, 2002. "In the money" generally means that the current market price of the common stock is above the exercise price of the shares subject to the warrant or option. The issuance of common stock upon the exercise of these options and warrants could adversely affect the market price of the common stock or result in substantial dilution to our existing stockholders.

     As of September 24, 2002, 72,646 shares of our Series A convertible preferred stock were issued and outstanding. The Series A stock is subject to certain designations, preferences and rights set forth in our Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock, including the right to convert such shares into shares of common stock at any time. The issuance of common stock upon the conversion of the Series A stock could negatively affect the market price of the common stock or result in substantial dilution to our existing stockholders.

WE DO NOT ANTICIPATE PAYING DIVIDENDS ON THE COMMON STOCK.

     Our current policy is to retain any future earnings to finance current working capital needs and growth and development. We do not expect to pay dividends on common stock any time soon.

IF WE LOSE KEY FOREIGN SUPPLIERS ON WHOM WE DEPEND, WE MAY BE UNABLE TO OBTAIN ADEQUATE SUPPLIES TO MANUFACTURE OUR PRODUCTS.

     Currently, we purchase our major ingredient, a milk protein called casein, from a limited number of foreign suppliers. We purchase casein from foreign suppliers because they have lower prices than domestic suppliers. However, their lower prices are generally the result of governmental export supports or subsidies. We do not have any contractual arrangements with our principal suppliers, except for short-term agreements for periods of less than six months. Because we purchase casein from foreign suppliers, its availability is subject to a variety of factors, including federal import regulations. If the export supports or subsidies are reduced or eliminated or the United States takes retaliatory action or otherwise establishes trade barriers with any of the countries in which our casein suppliers are located, our business and results of operations would be negatively affected. Moreover, exchange rate fluctuations or the imposition of import quotas or tariffs could have an adverse effect on our business and our ability to compete with competitors that do not rely on foreign suppliers. We cannot assure you that we could obtain sufficient quantities of casein from U.S. sources if a foreign supply of casein were reduced or terminated. Even if we could obtain sufficient quantities of casein from U.S. sources, our production may be reduced during the period that it takes us to change suppliers and the prices for the casein would likely be significantly higher than we are paying now. Either event would negatively affect our business, results of operations and cash flows.

BECAUSE THE MAJORITY OF OUR CUSTOMER ORDERS REQUIRE SHIPMENT OF INDIVIDUALLY WRAPPED CHEESE SLICES, THE LOSS OF CERTAIN PRODUCTION MACHINES WOULD NEGATIVELY IMPACT OUR BUSINESS.

     On May 17, 2002, Schreiber Foods, Inc. of Green Bay Wisconsin filed a lawsuit against the Company in the federal district court for the Eastern District of Wisconsin, being Case No. 02-C-0498, alleging various acts of patent infringement. The Complaint alleges that the Company's machines for wrapping of individual cheese slices, manufactured by Kustner Industries, S.A. of Switzerland, known as models KE and KD, and the Company's machines for producing individually wrapped slices manufactured by Hart Design Mfg., Inc. of Green Bay, Wisconsin, infringe unspecified claims of U.S. Patents Nos. 5,440,860, 5,701,724 and 6,085,680. Additionally, the Complaint refers to U.S. Patent No. 5,112,632, but it does not explicitly allege infringement of that patent; because the case is in the earliest stages, there has not yet been an opportunity to determine whether Schreiber Foods intends to pursue allegations of infringement of the 5,112,632 Patent against us. Schreiber Foods is seeking a preliminary and permanent injunction prohibiting us from further infringing acts and is also seeking damages in the nature of either lost profits or reasonable royalties. On or about July 10, 2002, we filed a Motion to Dismiss the Wisconsin lawsuit on the grounds that Schreiber Technologies, Inc., not Schreiber Foods, is the owner of the asserted patents. Also on July 10, 2002, we filed a declaratory judgment action against Schreiber Technologies, Inc. in the federal court for the Middle District of Florida, being Case No. 02-CV-784, seeking a declaration that we do not infringe these patents and/or that the patents are invalid and unenforceable. Schreiber Foods has opposed the Motion to Dismiss claiming that it reacquired ownership of the patents. Schreiber Technologies has not yet responded to the Florida complaint.

     The `860 and `724 Patents - and the Kustner machines for producing individually wrapped slices - were the subject of a lawsuit commenced by Schreiber in 1997 against Beatrice Foods and others in the Eastern District of Wisconsin, being Case No. 97-CV-11. Schreiber alleges that the machines that were at issue in that case are similar to the Kustner machines we use. In the 1997 lawsuit, the matter was tried before a jury, which, on August 25, 1998, found the Kustner machines to infringe the Patents and awarded Schreiber $26 million. On March 30, 2000, however, the judge reversed the verdict, entered a finding of no infringement on the part of Beatrice Foods, and dismissed the case. Schreiber appealed that order to the Court of Appeals for the Federal Circuit, which entered its judgment on appeal on February 27, 2002. The Court of Appeals reversed the actions of the trial judge, found that substantial evidence supported the jury's finding of infringement, and ordered the jury award reinstated. Kustner Industries has informed us that it is currently investigating further appeal options. Schreiber has also commenced a similar action against Borden, Inc., and others, in March 2002, but no result has yet been reached in that case.

     Several years prior to the filing of the lawsuit against us, we modified the seals on its Kustner machines to make them more technologically safe and superior. The seals on the two Hart Design machines were modified by the manufacturer from the standard Hart Design configuration at our request and were delivered us as modified.

     We believe that these modifications are such that the modified machines do not literally infringe upon any of the identified patents, and we will vigorously defend this position. However, a formal opinion from patent counsel has not yet been obtained in that regard, given the recent filing date of the lawsuit. Therefore, we are not in a position at this time to express a view on the likelihood that it will succeed in its position, nor in the amount of damages that might be awarded against it should it be unsuccessful in that regard.

BECAUSE WE ARE DEPENDENT UPON A SINGLE MANUFACTURING FACILITY, THE LOSS OF THE FACILITY WOULD RESULT IN A WORK STOPPAGE WHICH WOULD NEGATIVELY IMPACT OUR BUSINESS.

     We manufacture all of our products at a single manufacturing facility in Orlando, Florida, and our revenues are dependent upon the continued operation of this facility. This facility is subject to a lease that expires in November 2006, unless renewed pursuant to terms mutually agreeable to us and our landlord. We do not have a backup facility or contractual arrangements with any other manufacturers in the event of a casualty to or destruction of the facility or if the facility ceases to be available to us for any other reason. If we are required to rebuild or relocate our manufacturing facility, a substantial investment in improvements and equipment would be necessary. Any rebuilding or relocation also would likely result in a significant delay or reduction in manufacturing and production capability which, in turn, could lead to substantially reduced sales and loss of market share.

WE RELY ON THE EFFORTS OF OUR PRESIDENT AND CHIEF EXECUTIVE OFFICER, AND THE LOSS OF HIS SERVICES COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS.

     Our success will be largely dependent upon the personal efforts and abilities of Angelo S. Morini, our President and Chief Executive Officer. If Mr. Morini ends his relationship with Galaxy before a qualified replacement is found, then our business, prospects and results of operations could be materially adversely affected. Mr. Morini's employment agreement has a rolling five year term but is terminable by Mr. Morini upon a change of control of Galaxy. Although we are the beneficiary of a life insurance policy on Mr. Morini, our insurance would likely not be sufficient to compensate us for the loss of Mr. Morini's services in the event of his death until a suitable replacement could be engaged.

COMPETITION IN OUR INDUSTRY IS INTENSE.

     Competition in our segment of the food industry is intense. We believe that as consumers become more interested in healthy food alternatives, the competition in our markets will increase substantially. Our primary competition consists of equally sized companies such as Tree of Life, White Wave and Toffutti brands, that manufacture soy-based products, such as alternative cheese slices, sour creams, cream cheese and related products. In addition, we compete with major companies such as Kraft, which produces products under the Kraft Free(R) label, Borden's, and ConAgra, which produces products under the Healthy Choice(R) label. Each of these companies has substantially greater name recognition and greater research and development, marketing, financial and human resources than we have. These advantages may lead to a substantially greater market penetration and product acceptance than we have developed. In addition, our competitors may succeed in developing new or enhanced products which are better than our products. These companies may also prove to be more successful than us in marketing and selling these products. We cannot assure you that we will be able to compete successfully with any of these companies or achieve a greater market share than we currently possess. Increased competition as to any of our products or services could result in price reductions, reduced margins, and loss of market share, which could negatively affect our business, prospects, results of operations and financial condition.

WE RELY ON THE PROTECTION OF OUR TRADEMARKS, AND THE LOSS OF A TRADEMARK WOULD NEGATIVELY IMPACT THE PRODUCTS ASSOCIATED WITH THE TRADEMARK, WHICH COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS.

     We own several registered and unregistered trademarks which are used in the marketing and sale of our products. We have invested a substantial amount of money in promoting our trademarked brands. However, the degree of protection that these trademarks afford us is unknown. Further, we may not have the money necessary to engage in actions to prevent infringement of our trademarks. A loss of a trademark would negatively impact the products associated with it, and could negatively affect our business, prospects, results of operations, financial condition and cash flows.

WE DO NOT HAVE PATENT PROTECTION FOR OUR FORMULAS AND PROCESSES, AND A LOSS OF OWNERSHIP OF ANY OF OUR FORMULAS AND PROCESSES WOULD NEGATIVELY IMPACT OUR BUSINESS.

     We believe that we own our formulas and processes. However, we have not sought, and do not intend to seek, patent protection for our formulas and processes. Instead, we rely on the complexity of our formulas and processes, trade secrecy laws, and employee confidentiality agreements. However, we cannot assure you that other companies will not acquire our confidential information or trade secrets or will not independently develop equivalent or superior products or technology and obtain patent or similar rights. Although we believe that our formulas and processes have been independently developed and do not infringe the patents or rights of others, a variety of components of our processes could infringe existing or future patents, in which event we may be required to modify our processes or obtain a license. We cannot assure you that we will be able to do so in a timely manner or upon acceptable terms and conditions and the failure to do either of the foregoing would negatively affect our business, results of operations, financial condition and cash flows.

BECAUSE WE SELL FOOD PRODUCTS, WE FACE THE RISK OF EXPOSURE TO PRODUCT LIABILITY CLAIMS.

     We, like any other seller of food, face the risk of exposure to product liability claims in the event that our quality control procedures fail and the consumption of our products causes injury or illness. With respect to product liability claims, our insurance may not continue to be available at a reasonable cost, or, if available, may not be adequate to cover liabilities. We generally seek contractual indemnification and insurance coverage from parties supplying us products, but this indemnification or insurance coverage is limited, as a practical matter, to the creditworthiness of the indemnifying party, and their carriers, if any, as well as the insured limits of any insurance provided by suppliers. If we do not have adequate insurance or contractual indemnification available, product liability claims relating to defective products could have a material adverse effect on our financial condition, results of operations and cash flows.

GOVERNMENT REGULATION COULD INCREASE OUR COSTS OF PRODUCTION AND INCREASE OUR LEGAL AND REGULATORY EXPENSES.

     We are subject to extensive regulation by federal, state, and local governmental authorities regarding the quality, purity, manufacturing, distribution, and labeling of food products. We cannot assure that you that we will be able to continue to comply with these regulations, or comply with future regulations, without inordinate cost or interruption of our operations. Failure to comply with applicable laws and regulations could subject us to civil remedies, including fines, injunctions, recalls or seizures, as well as possible criminal sanctions, which could have a material adverse effect on our business.

THE LIQUIDITY OF OUR SHARES MAY BE NEGATIVELY IMPACTED BY THE LOW VOLUME OF TRADING OF OUR SHARES.

     Although our shares are publicly traded on the American Stock Exchange, the trading market for our shares is limited. During the calendar quarter prior to the date of this prospectus, the trading volume for our shares averaged less than 19,400 shares per trading day. We do not anticipate any material increase in the trading volume for our shares. The lack of an active trading market for our shares could negatively impact stockholders' ability to sell their shares when they desire and the price which could be obtained upon a sale of shares.

RISING INTEREST RATES COULD NEGATIVELY AFFECT OUR RESULTS OF OPERATIONS.

     The interest rates of our revolving line of credit and one of our term loans fluctuate based upon changes in our lenders' prime rate. Increases in the prime rate will result in an increase in our cost of funds, and could negatively affect our results of operations. We have not entered into any derivative instruments such as interest rate swap or hedge agreements to manage our exposure to rising interest rates.

THE MARKET PRICE OF OUR STOCK COULD BE SUBJECT TO FLUCTUATION.

     The market price of our common stock could be subject to fluctuations in response to factors such as the following, some of which are beyond our control:

     o    quarterly variations in our operating results;
     o operating results that vary from the expectations of securities analysts and investors;
     o changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;
     o announcements by us or our competitors of major business developments, such as new products, services or technologies or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;
     o announcements by third parties of significant claims or proceedings against us;
     o    future sales of our common stock; and
     o    general market conditions.

                                   THE COMPANY

     We were incorporated in Pennsylvania in 1980 under the name "Galaxy Cheese Company." We reincorporated in Delaware in 1987. After relocating from Pennsylvania to Orlando, Florida in 1992, we changed our name from Galaxy Cheese Company to Galaxy Foods Company. In November 2000, we changed our name again to Galaxy Nutritional Foods, Inc. We develop, manufacture and market a variety of healthy cheese, cheese alternatives and dairy related products, including:

     o a line of nutritious dairy alternative products made with soy under our main label Veggie(R). All Veggie(R) products are soy-based, low in fat, low in calories and are cholesterol and lactose free;

     o a line of dairy alternative products developed for health food and specialty stores under the Soymage(R) label. These products are completely dairy free, contain no animal fats and do not contain a milk protein called casein;

     o a line of cheese products made from soy under the Veggy(R)label. These products are soy-based, low in fat and lactose and cholesterol free;

     o a line of processed cheese foods made from organic milk under the Wholesome Valley(R) Organic trademark; and

     o other branded soy-based, rice-based and non-dairy cheese products, as well as generic and private label processed and blended cheese products.

     Our products are marketed to three principal markets: retail, food service, and industrial. Retail sales account for approximately 90% of our revenues. Our customers include:

     o    supermarket chains;

     o    health food stores;

     o industrial food manufacturers which use our products in the production of food items such as frozen pizza;

     o    restaurant chains;

     o    food service distributors; and

     o    institutions such as hotels, hospitals and schools.


     Our strategy is to continue to support our sales by increasing our automated production capacity while reducing our manual labor requirements. We anticipate accomplishing this through our acquisition, installation and utilization of new equipment and improving our operating efficiencies. We also will continue to direct the majority of our marketing efforts and resources to expand our retail market in order to take advantage of what we perceive to be an increased consumer emphasis on nutrition and the generally higher gross margins that this market generates.

     Our principal offices are located at 2441 Viscount Row, Orlando, Florida. Our telephone number is (407) 855-5500.

                                 USE OF PROCEEDS

     The selling stockholders will receive all of the proceeds from the sale of their common stock offered by this prospectus. We will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders. We will, however, receive the exercise price of the warrants if and when exercised by certain selling stockholders, which may be paid out of the proceeds of this offering. If the following selling stockholders exercise in full their respective warrants covering an aggregate of 152,549 shares of common stock, we estimate that our net proceeds will be $841,470.48:

                                            Shares
                                          Underlying
     Selling Stockholder                   Warrants      Exercise Price     Net Proceeds
     -------------------                   --------      --------------     ------------
     Stonestreet Limited Partnership        122,549          $5.52           $676,470.48

     Excalibur Limited Partnership           30,000          $5.50           $165,000.00

     Totals:                                152,549            N/A           $841,470.48

     We intend to use any proceeds from warrant exercises for working capital and other general corporate purposes.

                         DETERMINATION OF OFFERING PRICE

     The price of the shares of common stock offered for sale by the selling stockholders pursuant to the terms of the offering described in this prospectus will be at prevailing market prices, or at privately negotiated prices. Factors which are relevant to the determination of the offering price may include, but are not limited to, the market price for the shares, consideration of the amount of common stock offered for sale relative to the total number of shares of common stock outstanding, the trading history of our outstanding securities, our financial prospects, and the trading price of other companies similar to us in terms of size, operating characteristics, industry and other similar factors.

                              SELLING STOCKHOLDERS

     The  following  table   identifies  the  selling   stockholders  and  their
beneficial ownership of our shares of common stock as of September 24, 2002:


                                                                          Number of Shares
                               Number of Shares                           Of Common Stock       Percentage of Common
                               of Common Stock     Number of Shares         Beneficially         Stock Beneficially
                                 Beneficially       of Common Stock        Owned Assuming       Owned Assuming Sale
                                Owned Prior to     Offered for Sale      Sale of All Shares    of All Shares Offered
    Selling Stockholder            Offering            Hereunder         Offered Hereunder           Hereunder
    -------------------            --------            ---------         -----------------           ---------
Stonestreet Limited                490,196          490,196 (1)(5)               0                       *
Partnership

Excalibur Limited                519,025 (8)         30,000 (2)(5)          489,025 (8)                 3.9%
Partnership


H&H Securities Limited              7,812            7,812 (3)(5)                0                       *

Stonestreet Corporation             4,687            4,687 (4)(5)                0                       *

Hart  Design & Mfg, Inc.            65,404            65,404 (6)                 0                       *

ABCD Sales, Inc.                    1,045              1,045 (7)                 0                       *

Luke Soules, Inc. DBA               4,343              4,343 (7)                 0                       *

Acosta Sales & Marketing            26,775            26,775 (7)                 0                       *
Company

Advantage Food Marketing            1,419              1,419 (7)                 0                       *
Corp.

Advantage Mayer, Inc.               16,206            16,206 (7)                 0                       *

Advantage Sales & Marketing         2,901              2,901 (7)                 0                       *

Archibald Brokers, Inc.             3,387              3,387 (7)                 0                       *

Arnett Brokerage Company             630                630 (7)                  0                       *

Atlantic Sales &                     347                347 (7)                  0                       *
Performance, Inc.

Barton Associates                    593                593 (7)                  0                       *

Bella Nico Sales &                   998                998 (7)                  0                       *
Marketing, Inc.

Harrison & Carr, Inc.                260                260 (7)                  0                       *

Darlene Jacobs                       510                510 (7)                  0                       *

Edge Sales & Marketing               547                547 (7)                  0                       *

Gateway Brokers & Marketing         2,020              2,020 (7)                 0                       *
Specialties, Inc.


Hughes Sales, Inc.                  3,701              3,701 (7)                 0                       *

Interstate Food Services             355                355 (7)                  0                       *

Jack Lewis                           579                579 (7)                  0                       *

James P. Stone                      1,076              1,076 (7)                 0                       *

Harry J. O'Hare, Jr.                29,901            29,901 (7)                 0                       *

Koch & Associates,                  1,070              1,070 (7)                 0                       *

Lomac & May Associates, Inc.        1,438              1,438 (7)                 0                       *

Mark Croft                          1,061              1,061 (7)                 0                       *

Michael A. Hanusey                  4,110              4,110 (7)                 0                       *

Natural / Specialty Sales,          30,568            30,568 (7)                 0                       *
Inc.

Robert R. Wray JR                   1,710              1,710 (7)                 0                       *

Premier Concepts, LLC               2,867              2,867 (7)                 0                       *

The Produce Connection, Inc.        4,769              4,769 (7)                 0                       *

All Seasons Brokerage Co.,           571                571 (7)                  0                       *
Inc.

Progressive Brokerage, Inc.          423                423 (7)                  0                       *

Reliance Food Brokerage             4,785              4,785 (7)                 0                       *

Robins Brokerage Company             948                948 (7)                  0                       *

Wm T Schraad                         278                278 (7)                  0                       *

Carla Crisco                        1,190              1,190 (7)                 0                       *

V.P. Food Brokers, Inc.              927                927 (7)                  0                       *

WJ Pence Company                    1,415              1,415 (7)                 0                       *


Total:                            1,242,847             886,996               489,025

-------------------------

* Indicates less than one percent (1%)

(1) Pursuant to that certain Common Stock and Warrants Purchase Agreement dated as of June 28, 2002, Stonestreet Limited Partnership purchased 367,647 shares of our common stock and warrants to purchase 122,549 shares of our common stock, at an aggregate sales price of $1,500,000. The warrants held by Stonestreet Limited Partnership are exercisable at a price per share equal to $5.52. All of the warrants are exercisable until June 28, 2007. The shares underlying the warrants are included in the registration statement of which this prospectus is a part.

(2) On June 26, 2002, we signed a $550,000 promissory note with Excalibur Limited Partnership, one of the holders of our Series A stock. In consideration of the note, we issued Excalibur Limited Partnership a warrant to purchase 30,000 shares of our common stock which are exercisable until June 26, 2007 at a price equal to $5.50 per share.

(3) As payment of fees owed to H&H Securities Limited in its role as a finder in connection with the Stonestreet Limited Partnership transaction described in footnote (1) above, we issued 7,812 shares of our common stock to H&H Securities Limited. Excalibur Limited Partnership and H&H Securities Limited are commonly controlled and, therefore, constitute "affiliates" as that term is defined in the Securities Act of 1933, as amended.

(4) As payment of fees owed to Stonestreet Corporation in its role as a finder in connection with the Stonestreet Limited Partnership transaction described in footnote (1) above, we issued 4,687 shares of our common stock to Stonestreet Corporation. Stonestreet Limited Partnership and Stonestreet Corporation are commonly controlled and, therefore, constitute "affiliates" as that term is defined in the Securities Act of 1933, as amended.

(5) The Registration Rights Agreement dated June 28, 2002 in connection with the Stonestreet Limited Partnership transaction described in footnote (1) above, among us and Stonestreet Limited Partnership, Excalibur Limited Partnership, H&H Securities Limited and Stonestreet Corporation provides that we shall register for resale at least 125% of the number of shares of common stock equal to the number of shares of our common stock issued and issuable to such selling stockholders at the closing of the transactions contemplated by the Common Stock and Warrants Purchase Agreement with Stonestreet Limited Partnership. Therefore, with respect to such selling stockholders, we are registering 665,869 (532,695 x 1.25) shares of our common stock by the registration statement of which this prospectus is a part.

(6) Pursuant to that certain Securities Purchase Agreement dated as of August 27, 2002, Hart Design & Mfg, Inc. purchased 65,404 shares of our common stock at an aggregate sales price of $266,848.32. The shares were issued in settlement of $266,848.32 of a $306,850.74 financial obligation to Hart Design & Mfg, Inc.

(7) We issued 155,723 shares of our common stock in settlement of $635,345.93 of commissions owed to certain food brokers.

(8) Assumes the conversion of 41,408 shares of our Series A Convertible Preferred Stock to 489,025 shares of our common stock at a conversion ratio of 11.81:1.

                              PLAN OF DISTRIBUTION

     We are registering the shares of our common stock covered by this prospectus for the selling stockholders. "Selling stockholders" includes the pledgees, donees, transferees or others who may later hold the selling stockholders' interests. We will pay the costs and fees of registering the shares, which we estimate to be approximately $13,244.81, but the selling stockholders will pay any brokerage commissions, discounts or other expenses relating to the sale of the shares.

     The selling stockholders may sell the shares of common stock through public or private transactions, through the American Stock Exchange or otherwise at prevailing market prices or at privately negotiated prices. In addition, the selling stockholders may sell some or all of their shares of common stock through:

     o block trades in which a broker-dealer or other person may resell a portion of the block, as principal or agent, in order to facilitate the transaction;

     o    short sales of our shares;

     o purchases by a broker-dealer or other person, as principal, and resale by the broker-dealer for its account; or

     o ordinary brokerage transactions and transactions in which a broker solicits purchasers.

     The selling stockholders may negotiate and pay broker-dealers or other persons commissions, discounts or concessions for their services. Broker-dealers or other persons engaged by the selling stockholders may allow other broker-dealers or other persons to participate in resales. However, the selling stockholders and any broker-dealers or such other persons involved in the sale or resale of the shares of common stock may be considered "underwriters" as defined in Section 5(a)(11) of the Securities Act of 1933. In addition, the broker-dealers' or their affiliates' commissions, discounts or concessions may qualify as underwriters' compensation under the Securities Act. If the selling stockholders are considered "underwriters," they will be subject to the prospectus delivery requirements of Section 5(b)(2) of the Securities Act.

     In addition to selling the shares of common stock under this prospectus, the selling stockholders may:

     o    agree  to  indemnify  any   broker-dealer  or  agent  against  certain
          liabilities   related  to  the  selling  of  the   shares,   including
          liabilities arising under the Securities Act;

     o transfer their shares in other ways not involving market makers or established trading markets, such by gift, distribution or other transfer; or

     o sell their shares under Rule 144 promulgated under the Securities Act rather than under this prospectus, if the transaction meets the requirements of Rule 144.

     We have agreed to indemnify the selling stockholders against liabilities arising in connection with this offerings, including liabilities under the Securities Act, or to contribute to payments that the selling stockholders may be required to make in that respect. We have been informed that any such indemnification for liabilities arising under the Securities Act is, in the opinion of the Securities and Exchange Commission, against public policy and, therefore, unenforceable.

     Because it is possible that a significant number of shares of common stock could be sold at the same time under this prospectus, such sales, or the possibility of sales, may have a significant negative effect on the market price of our common stock.

                                  LEGAL MATTERS

     Baker & Hostetler LLP, Orlando, Florida, has rendered an opinion that the shares of common stock offered hereby are legally issued, fully paid and nonassessable.

                                     EXPERTS

     The audited financial statements incorporated by reference in this prospectus and the registration statement have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated by reference in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

o GOVERNMENT FILINGS. We file annual, quarterly and special reports and other information with the SEC. You may read and copy any document that we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov. Most of our SEC filings are also available to you free of charge at our web site at http://www.galaxyfoods.com.

o STOCK MARKET. Our shares of common stock are traded on the American Stock Exchange under the symbol GXY. Materials filed by us can be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, NY 10006, (212) 306-1000.

o INFORMATION INCORPORATED BY REFERENCE. The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this document.

     We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act until this offering has been completed:

     o Our Annual Report on Form 10-K for the year ended March 31, 2002, which contains audited financial statements for the most recent fiscal year for which such statements have been filed.

     o    Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.

     o    A Current Report on Form 8-K dated as of July 8, 2002.

     o The description of our common stock, which is contained in our registration statement filed on Form 8-A, dated September 29, 1999.

     o The description of our Series A preferred stock, which is contained in our registration statement filed on Form S-3, dated October 3, 2001.

     You may request free copies of these filings by writing, telephoning or contacting us at the following:

                  Investor Relations Department
                  Galaxy Nutritional Foods, Inc.
                  2441 Viscount Row
                  Orlando, Florida 32809
                  (407) 855-5500
                  email: drobert@galaxyfoods.com

     We will provide without charge to anyone who receives a prospectus, upon written or oral request, a copy of any and all of the information that has been incorporated by reference in this Prospectus (not including exhibits to the information that is incorporated by reference unless the exhibits are themselves specifically incorporated by reference). Such a request should be directed to Galaxy Nutritional Foods, Inc., 2441 Viscount Row, Orlando, Florida 32809,
Attention: Investor Relations, or if by telephone, (407) 855-5500.

                           FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by us. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and variations of these words or similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results could differ materially from those expressed or forecasted in any forward-looking statements as a result of a variety of factors, including those set forth in "Risk Factors" above and elsewhere in, or incorporated by reference into, this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The expenses relating to the registration, sale and distribution of the shares, including sales commissions, are payable by the Registrant. All of the amounts shown are estimated except the SEC and AMEX registration fees.


SEC Registration Fee............................................   $     244.81
                                                                   ------------

Legal Fees and Expenses (including Blue Sky)....................       7,000.00*
                                                                   ------------

Accounting Fees and Expenses....................................       3,000.00*
                                                                   ------------
Brokerage Commissions, Discounts and
  Other Placement Agent Expenses................................           0.00
                                                                   ------------
Printing and Miscellaneous Fees and Expenses....................       3,000.00*
                                                                   ------------

         Total..................................................   $  13,244.81*
                                                                   ============
------------------

* Estimated


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law ("DGCL") makes provision for the indemnification of officers and directors of corporations in terms sufficiently broad to indemnify the officers and directors of the Registrant under certain circumstances from liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended (the "Act"). Section 102(b)(7) of the DGCL permits a corporation to provide in its Certificate of Incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases, or (iv) for any transaction from which the director derived an improper personal benefit.

     As permitted by the DGCL, the Registrant's Certificate of Incorporation (the "Charter") provides that the personal liability of each member of the Registrant's Board of Directors to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director is eliminated. The effect of this provision in the Charter is to eliminate the rights of the Registrant and its stockholders (through stockholders' derivative suits on behalf of the Registrant) to recover monetary damages against a director for breach of fiduciary duty as a director thereof (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i)-(iv), inclusive, above. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers, and controlling persons of the t pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

     The Registrant's Bylaws (the "Bylaws") provide that the Registrant shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Registrant) by reason of the fact that he is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceedings, had no reasonable cause to believe his conduct was unlawful.

     The Bylaws also provide that the Registrant shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Registrant to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery of the State of Delaware or such other court shall deem proper.

     To the extent that any person described in the preceding two paragraphs is successful on the merits or otherwise in defense of any action, suit or proceeding referred to in such paragraphs, or in defense of any claim, issue or matter therein, the Registrant shall indemnify him against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith. The Registrant may pay expenses of a person incurred in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of a person to repay such amount if it shall ultimately be determined that he is not entitled to indemnification by the Registrant.

     The Bylaws further provide that the indemnification and advancement of expenses provided for in the Bylaws shall not be deemed exclusive of any other rights to the indemnified party under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and that the Board of Directors may authorize the Registrant to purchase and maintain insurance on behalf of any such person against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Registrant would have the power to indemnify him against such liability. The Registrant provides indemnity insurance pursuant to which officers and directors are indemnified or insured against liability or loss under certain circumstances, which may include liability or related loss under the Act and the Exchange Act.

ITEM 16.  EXHIBITS.

     The Exhibits to this registration statement are listed in the Index to Exhibits on page 26.

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

(a) (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in this Registration Statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in the Registration Statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) The Registrant hereby undertakes that (1) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective, and (2) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Orlando, State of Florida this 30th day of September, 2002.

                                        GALAXY NUTRITIONAL FOODS, INC.

                                        By:
                                            -------------------------------
                                            ANGELO S. MORINI, President

                                POWER OF ATTORNEY

          KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Angelo S. Morini, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

       Signature                                  Title                               Date
       ---------                                  -----                               ----

                                   Chairman  of the Board of  Directors,      September 30, 2002
-----------------------------      President,  Chief  Executive  Officer
ANGELO S. MORINI                   (Principal  Executive  Officer),  and
                                   Director

                                   Chief  Financial  Officer  (Principal      September 30, 2002
-----------------------------      Financial   Officer   and   Principal
SALVATORE J. FURNARI               Accounting Officer)


                                   Director                                   September 30, 2002
-----------------------------
MARSHALL K. LUTHER


                                   Director                                   September 30, 2002
-----------------------------
JOSEPH JULIANO


                                   Director                                   September 30, 2002
-----------------------------
DOUGLAS A. WALSH

                                INDEX TO EXHIBITS

Exhibit No.    Description of Exhibit
-----------    -----------------------------------------------------------------

*4.1 Common Stock and Warrants Purchase Agreement dated as of June 28, 2002 by and between Registrant and Stonestreet Limited Partnership. (Filed as Exhibit 4.8 on Annual Report on Form 10-K for the fiscal year ended March 31, 2002, and incorporated herein by reference.)

*4.2 Stock Purchase Warrant issued to Stonestreet Limited Partnership dated as of June 28, 2002. (Filed as Exhibit 4.9 on Annual Report on Form 10-K for the fiscal year ended March 31, 2002, and incorporated herein by reference.)

4.3 Stock Purchase Warrant issued to Excalibur Limited Partnership dated as of June 26, 2002. (Filed herewith.)

4.4 Registration Rights Agreement dated as of June 28, 2002 by and among the Registrant, Stonestreet Limited Partnership, Excalibur Limited Partnership, H&H Securities Limited and Stonestreet Corporation. (Filed herewith.)

4.5 Securities Purchase Agreement dated as of August 27, 2002 by and between the Registrant and Hart Design & Mfg, Inc. (Filed herewith.)

4.5 Form of Subscription Agreement by and between the Registrant and those food brokers named in the selling stockholders section of this Registration Statement. (Filed herewith)

5.1 Opinion of Baker & Hostetler, regarding legality of shares being offered (Filed herewith.)

23.1 Consent of Baker & Hostetler (Contained in its opinion filed as Exhibit 5.1.)

23.2           Consent of BDO Seidman, LLP (Filed herewith.)

24.1           Powers of Attorney (Included on Signature Page.)

*Previously Filed.